UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25	SEC FILE NUMBER 1-31452
NOTIFICATION OF LATE FILING	CUSIP NUMBER 50046R101

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KONAMI CORPORATION

Full Name of Registrant

Not Applicable

Former Name if Applicable

7-2, Akasaka 9-chome, Minato-ku

Address of Principal Executive Office (Street and Number)

Tokyo 107-8323, Japan

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

KONAMI CORPORATION (the “Company”) has determined that it will be unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2013 (the “2013 Form 20-F”) by July 31, 2013 due to an outstanding comment that the Company received from the staff of the Securities and Exchange Commission (the “SEC”) regarding its Annual Report on Form 20-F for the fiscal year ended March 31, 2012. The comment was received in connection with SEC staff’s periodic review of the Company’s reports and relates to the Company’s revenue recognition for sales of virtual items made on third-party platforms. Currently, the Company recognizes such revenue on a “net” basis based on the net proceeds received after deducting the portion of the gross proceeds retained by the platform provider, and has submitted written responses and supplementary materials to the SEC staff supporting the current accounting treatment. If the Company were to recognize such revenue on a “gross” basis, revenues from content for social networks would increase and expenses related to content for social networks would increase by a corresponding amount, and there would be no impact on operating income or net income. However, the operating income margin and other margins that are calculated using net revenues would be impacted. The Company is currently in discussions to resolve the comments with the SEC staff and the Company’s external auditors. Because the Company had revenues from content for social networks for the fiscal year ended March 31, 2013 and intends to continue to develop content for social networks for the foreseeable future, the Company believes that it is in the best interests of investors to resolve the SEC comments prior to filing the 2013 Form 20-F. The Company expects to file the 2013 Form 20-F as promptly as practicable following resolution of the SEC’s comments.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Junichi Motobayashi	+81-3	5770-0573
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect that net revenues decreased by ¥39,763 million, or 15.0%, to ¥225,995 million for the fiscal year ended March 31, 2013 from ¥265,758 million in the previous fiscal year. The decrease was due mainly to a decrease in net revenues attributable to a decrease in the number of released titles of video game software in the Digital Entertainment segment and of products in the Pachinko & Pachinko Slot Machines segment. We expect that operating income decreased by ¥19,075 million, or 46.6%, to ¥21,875 for the fiscal year ended March 31, 2013 from ¥40,950 million in the previous fiscal year. This decrease was due mainly to a decline in the operating income ratio in the Digital Entertainment segment, resulting from an increase in the cost of revenues ratio in content for social networks, and to the recognition of an operating loss in the Pachinko & Pachinko Slot Machines segment. As a result of the foregoing, we expect that net income attributable to KONAMI CORPORATION’s shareholders decreased by ¥9,838 million, or 42.8%, to ¥13,174 million for the fiscal year ended March 31, 2013 from ¥23,012 million in the previous fiscal year. The foregoing figures are based on our current accounting policies, including the recognition of revenues for sales of virtual items made on third-party platforms on a “net” basis.

Konami Kabushiki Kaisha

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 1, 2013	By	/s/ Takuya Kozuki
Takuya Kozuki
Representative Director, President